Filed by VerifyMe, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: VerifyMe, Inc.

Commission File Number of Related Registration Statement: 333-295079

Subject Company: Open World Ltd.

Date: September 17, 2026

VERIFYME URGES SHAREHOLDERS TO VOTE “FOR” PROPOSAL 6 TO ADVANCE PROPOSED FIGURE OPEN LISTING

Approval of the Blockchain Common Stock Proposal is a critical step toward bringing the combined company’s equity to Figure’s Onchain Public Equity Network alongside its anticipated Nasdaq listing

Shareholders are urged to vote today, in advance of the September 24 Annual Meeting

Lake Mary, FL — September 17, 2026 — VerifyMe, Inc. (NASDAQ: VRME) (“VerifyMe”) today encouraged shareholders to vote “FOR” Proposal 6, the Blockchain Common Stock Proposal, at the Company’s Annual Meeting of Shareholders scheduled for September 24, 2026 (the “Annual Meeting’). Shareholders may vote online at www.proxyvote.com, following the instructions provided on the proxy card; by phone at 1-800-690-6903 using any touch-tone telephone and following the recorded instructions; or by mail. Internet and Telephone votes must be submitted by 11:59 p.m. Eastern Time on September 23, 2026. Approval of Proposal 6, more fully described in the section “Proposal No. 6: The Blockchain Common Stock Proposal” in VerifyMe’s 424(b)(3) proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2026 (the “Proxy Statement/Prospectus”), would authorize a new class of Blockchain Common Stock and provide the corporate mechanism needed to bring the combined company’s equity to Figure Technology Solutions, Inc.’s Onchain Public Equity Network (“Figure OPEN”) alongside its anticipated Nasdaq listing, following the completion of VerifyMe’s proposed merger with Open World Ltd. (“OpenWorld”).

“Approval of Proposal 6 by VerifyMe shareholders would represent an important step toward realizing the broader vision behind the proposed merger with OpenWorld,” said Adam H. Stedham, Chief Executive Officer of VerifyMe. “Bringing the combined company’s equity to Figure OPEN alongside its Nasdaq listing would position us at the forefront of modern capital markets. We urge shareholders to support that vision by voting ‘FOR’ Proposal 6 today.”

Benefits of Figure OPEN

Figure OPEN is intended to complement, rather than replace, the combined company’s anticipated Nasdaq listing. For shareholders, the proposed Figure OPEN listing is expected to provide:

•	Greater flexibility and expanded market access, giving eligible investors another way to acquire, hold and trade the combined company’s shares;

•	The potential for enhanced liquidity, by opening the combined company’s equity to a broader base of investors participating in onchain markets;

•	Around-the-clock trading capabilities, allowing eligible investors to transact beyond traditional market hours; and

•	Faster and more transparent settlement, with ownership and transactions recorded directly onchain.

This structure is intended to give shareholders the benefits of blockchain-based market infrastructure without sacrificing the familiarity and accessibility of a traditional Nasdaq listing. Approval of Proposal 6 by VerifyMe shareholders would establish the corporate authority required to issue the Blockchain Common Stock needed to pursue this dual-market approach.

“Figure OPEN is designed to bring the efficiency and transparency of blockchain infrastructure to the public equity markets while continuing the protections and broad market access of a traditional exchange listing,” said Matthew Shaw, Chief Executive and Chairman of OpenWorld. “Approval of Proposal 6 would give the combined company the flexibility to pursue this dual-market approach and establish a foundation for how public companies can engage with the next generation of capital markets.”

How to Vote

Shareholders may vote using one of the following methods:

•	By Internet: Visit www.proxyvote.com and follow the instructions provided on the proxy card. Internet votes must be submitted by 11:59 p.m. Eastern Time on September 23, 2026.

•	By Telephone: Call 1-800-690-6903 using any touch-tone telephone and follow the recorded instructions. Telephone votes must be submitted by 11:59 p.m. Eastern Time on September 23, 2026.

•	By Mail: Mark, sign and date the proxy card and return it promptly in the postage-paid envelope provided. Completed proxy cards may also be mailed to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

•	By Proxy Solicitor: Call, email, or mail Advantage Proxy, Inc., PO Box 10904, Yakima, WA 98909, 1-877-870-8565 (toll-free) or 206-870-8565 (banks and brokers can call collect), email: ksmith@advantageproxy.com.

•	During the Annual Meeting: Shareholders may attend the virtual Annual Meeting and vote online at www.virtualshareholdermeeting.com/VRME2026. The meeting will be held on September 24, 2026, at 1:00 p.m. Eastern Time.

Shareholders should have their proxy card or voting instruction form available when voting online or by telephone. Shareholders whose shares are held through a bank, broker or other nominee should follow the voting instructions provided by that institution.

Additional information regarding the Annual Meeting and the proposals under consideration is available in VerifyMe’s proxy materials filed with the U.S. Securities and Exchange Commission and accessible at www.virtualshareholdermeeting.com/VRME2026.

Shareholder Vote

VerifyMe encourages shareholders of record to review the Proxy Statement/Prospectus and Registration Statement on Form S-4/A declared effective on August 12, 2026 (the “Registration Statement”), for complete information regarding the merger and the proposals being considered at the Annual Meeting and to submit their votes as soon as possible so they can be counted ahead of the September 24 meeting.

About OpenWorld

OpenWorld is a technology-powered digital assets and blockchain innovation company that co-architects and takes principal positions in enterprise blockchain initiatives alongside sovereign governments, institutional partners, and major enterprises. Since its founding in 2023, OpenWorld has advised on projects representing over $66 billion in aggregate network value and supported more than 20 companies backed by leading global venture firms, including a16z, Multicoin Capital, Dragonfly, and Founders Fund. OpenWorld’s capabilities span real-world asset tokenization, stablecoin infrastructure, capital markets advisory, governance structuring, and public markets strategy, with active engagements across the Gulf, Europe, Australia, and Southeast Asia. To learn more, visit openworld.dev

About VerifyMe, Inc.

VerifyMe provides specialized logistics for time and temperature-sensitive products, as well as brand protection and enhancement solutions. To learn more, visit https://www.verifyme.com

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believes,” “continue,” “expect,” “plan,” “potential,” “could,” “commence,” “intend,” “may,” “will,” “shall,” “should,” “upon,” “would,” and other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the proposed business combination between OpenWorld and VerifyMe, the anticipated timing, structure and benefits thereof, including the timing of closing after the Annual Meeting; the name and trading symbol of the combined company following closing of the proposed merger; whether the combined company’s equity securities will be successfully tokenized on Figure OPEN, the anticipated benefits thereof and whether any such anticipated benefits will be achieved; and the anticipated listing of the combined company on Nasdaq. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close, including the failure to obtain stockholder approval necessary to complete the merger; (2) the institution or outcome of any legal proceedings that may be instituted against VerifyMe or OpenWorld following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the securityholders of VerifyMe, certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the time it diverts from management and the consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination; (6) the risk that tokenized securities may face increased regulatory scrutiny and may not be broadly accepted by the market; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) the risks and uncertainties identified under VerifyMe’s Annual Report on Form 10-K, as well as other information VerifyMe has or may file with the SEC from time to time.

VerifyMe cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read VerifyMe’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements speak only as of the date of this document, and VerifyMe undertakes no obligation to update or revise any of these statements except as required by applicable law. VerifyMe’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should consider these risks and uncertainties. VerifyMe does not give any assurance that VerifyMe or OpenWorld will achieve its expectations by the transactions contemplated in the merger agreement or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, VerifyMe filed the Registration Statement to register the shares of VerifyMe common stock to be issued in connection with the proposed merger. The Registration Statement includes a proxy statement/prospectus and was declared effective by the SEC on August 12, 2026. VerifyMe has mailed the Proxy Statement/Prospectus filed with the SEC on August 14, 2026, to VerifyMe stockholders seeking their approval of the proposals set forth therein at the Annual Meeting. The merger agreement and the agreements and forms of agreements described in the Proxy Statement/Prospectus and Registration Statement should not be read alone but should instead be read in conjunction with the other information regarding the merger agreement, VerifyMe, OpenWorld, and their respective affiliates and respective businesses, that are contained in, or incorporated by reference into, the Proxy Statement/Prospectus and Registration Statement as well as in the Forms 10-K, Forms 10-Q and other filings that VerifyMe makes with the SEC. INVESTORS AND STOCKHOLDERS OF VERIFYME ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERIFYME, OPENWORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders of VerifyMe can obtain free copies of the Registration Statement, Proxy Statement/Prospectus, and other documents filed by VerifyMe with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, VerifyMe stockholders of record may obtain at no cost, upon written request, a copy of VerifyMe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (without exhibits), as filed with the SEC, with exhibits thereto being made available, upon written request and payment to VerifyMe of the reasonable costs of reproduction and mailing, if any, by contacting VerifyMe by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders of VerifyMe are urged to read the Registration Statement, Proxy Statement/Prospectus, and the other relevant materials when they become available and before making any investment decision with respect to the proposed merger.

Participants in the Solicitation

VerifyMe and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from VerifyMe stockholders with respect to the Annual Meeting and the proposed merger transaction under the rules of the SEC. Information about VerifyMe directors and executive officers and their ownership of VerifyMe securities is set forth in the Proxy Statement/Prospectus, as well as other information VerifyMe has or may file with the SEC from time to time. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus and other materials filed with the SEC in connection with the proposed transaction when they become available.

Contacts

Company: OpenWorld Ltd.

Email: OpenWorld@gasthalter.com

Company: VerifyMe, Inc.

Email: IR@verifyme.com